# Annual Report

## Cover Page

Name of issuer:

Nap Bar Inc.

Legal status of issuer:

Form:    Corporation

Jurisdiction of Incorporation/Organization:    TX

Date of organization:    1/16/2019

Physical address of issuer:

5090 Richmond Ave #324
Houston TX 77056

Website of issuer:

https://napbarnow.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

Most recent fiscal year-end:    Prior fiscal year-end:

| | | |
|---|---|---|
| Total Assets: | $72,008.33 | $132,022.54 |
| Cash & Cash Equivalents: | $7,587.15 | $47,730.11 |
| Accounts Receivable: | $0.00 | $19,871.25 |
| Current Liabilities: | $22,400.99 | $45,656.71 |
| Non-Current Liabilities: | $1,416.00 | $1,512.00 |
| Revenues/Sales: | $30,891.72 | $39,984.83 |
| Cost of Goods Sold: | $1,839.08 | $11,860.86 |
| Taxes Paid: | $400.00 | $967.25 |
| Net Income: | ($17,069.93) | ($91,332.89) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Nap Bar Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Khaliah O. Guillory | CEO + Founder | Nap Bar Inc. | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Khaliah O. Guillory | President | 2019 |
| Khaliah O. Guillory | CEO | 2019 |
| Khaliah O. Guillory | Secretary | 2019 |
| Khaliah O. Guillory | Treasurer | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Khaliah O. Guillory | 197740.0 Common Stock | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as* *of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from**

**registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Returns not guaranteed and somewhat based on assumptions. Business projections may take longer or not be reached and revenue models may be changed. Note that repayment dates are structured as quarterly, the repayment amount is not necessarily a fixed amortization schedule. The repayment is structured as 3% gross revenue until 1.5x (2x Early Bird/VIP) is repaid.
>
> Globally, we saw the negative impact the pandemic had on the travel industry. In the event of another unforeseen or natural disaster that will cause the world to shut down, this could halt operations for a period of time.
>
> May need to raise more money in the future to cover additional expenses and or expansion. In addition to the cost of expansion into new markets. This may result in making pricing, service or other business decisions that might impact financial stability.
>
> Because Nap Bar's target audience are travelers, we are relying on travelers having income and the ability to travel. Economic strength can affect demand.
>
> Nap Bar is a true startup. Opened just 5 months prior to being forced to close due to the pandemic, little history available to evaluate demands of the masses for future projects.
>
> We will rely on third party platforms for marketing and development (influencers, social media, strategic partnerships etc.)
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 1,000,000 | 197,740 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion | |
|---|---|---|
| Warrants: | | |
| Options: | Total Pool: | Issued: |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | Regulation Crowdfunding | Revenue Share | $119,150 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Khaliah O. Guillory |
| **Amount Invested** | $200,000.00 |
| **Transaction type** | Other |
| **Issue date** | 01/16/19 |
| **Relationship** | Founder and CEO |

*Owner capital contributions since the company was founded in 2019 totaling to $200,000*

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Invest in Rest: Fighting Sleep Deprivation

**Milestones**

Nap Bar Inc. was incorporated in the State of Texas in January 2019.

Since then, we have:

- Positioned to disrupt the fast-growing ($2B) global airport sleeping pod market

- Curated 10k+ rest experiences globally

- "I love, I love!" -- Jon Batiste

- CEO + Founder is former Vice President of Strategy at Fortune 100 company

- Minority, women and queer-owned, bootstrapped 200k

- Partnerships: WNBA, lululemon, Mercedes-Benz, West Elm

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

**Historical Results of Operations**

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $30,891.72 compared to the year ended December 31, 2024, when the Company had revenues of $39,984.83. Our gross margin was 94.05% in fiscal year 2025, and 70.34% in 2024.

- *Assets*. As of December 31, 2025, the Company had total assets of $72,008.33, including $7,587.15 in cash. As of December 31, 2024, the Company had $132,022.54 in total assets, including $47,730.11 in cash.

- *Net Loss*. The Company has had net losses of $17,069.93 and net losses of $91,332.89 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $23,816.99 for the fiscal year ended December 31, 2025 and $47,168.71 for the fiscal year ended December 31, 2024.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Runway & Short/Mid Term Expenses

Nap Bar Inc. cash in hand is $966, as of April 2026. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,000/month, for an average burn rate of $4,000 per month. Our intent is to be profitable in 12 months.

There have been no material changes in our finances since April 18, 2026.
However, we have seen a decline in demand for pop-up and small-business-supported activations, driven in part by shifts and reductions in programming that previously supported small-business engagement. In response, we are actively repositioning the business toward more stable, enterprise-driven revenue streams, including corporate wellness partnerships, airport environments, and our VR-enabled RestTech experiences.

Over the next 3–6 months, Nap Bar expects to generate approximately $100,000 in revenue, driven by three anticipated pop-up activations and three long-term contracts. We expect operating expenses during this period to be approximately $10,000, primarily related to activation logistics and general business operations.
We anticipate remaining revenue-generating during this period as we focus on securing longer-term, recurring contracts to stabilize and scale the business.

Nap Bar is not currently profitable. Our path to profitability is dependent on securing and executing long-term contracts currently in our pipeline, as well as expanding into more stable, recurring revenue streams.
We estimate that approximately $250,000 in additional funding is needed to reach profitability. These funds are expected to be secured through a combination of grants, pitch competitions, and responses to requests for proposals (RFP) bids.
Based on our current pipeline and growth strategy, we anticipate reaching profitability between Q4 2026 and Q2 2027.

Besides funds raised through Wefunder, other sources of capital are generated through wellness speaking engagements and corporate pop-up activations. We intend to cover short-term burn with grants and bridge loans if applicable.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its*

*viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

## FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Khaliah O. Guillory, certify that:

(1) the financial statements of Nap Bar Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Nap Bar Inc. included in this Form reflects accurately the information reported on the tax return for Nap Bar Inc. filed for the most recently completed fiscal year.



Khaliah O. Guillory

CEO + Founder

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://napbarnow.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Khaliah O. Guillory

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird NapBar EB

    NapBar

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

    Financials 4

Appendix D: Director & Officer Work History

    Khaliah O. Guillory

Appendix E: Supporting Documents

    ttw_communications_152366_225626.pdf
    ttw_communications_152366_225657.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it* *meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Nap Bar Inc.

By

*Khaliah O. Guillory*
CEO + Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Khaliah O. Guillory*
CEO + Founder
4/23/2026